SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Management Report
2024

4"-HX-24056-BB31R1

Industrial site PE5 Braskem RS – Triunfo, Brazil

Contents

1. MESSAGE FROM MANAGEMENT	4
2. OUTLOOK	6
3. GLOBAL PETROCHEMICAL INDUSTRY 2024	7
4. OPERATING PERFORMANCE 2024	9
5. CONSOLIDATED FINANCIAL OVERVIEW	25
6. VALUE CREATION STRATEGY	38
7. ESG AGENDA – 2024 HIGHLIGHTS	41
8. SUSTAINABLE INNOVATION	46
9. CAPITAL MARKETS & INVESTOR RELATIONS	48
10. AUDITORIA EXTERNA	49

FORWARD-LOOKING STATEMENTS

This Management Report may contain forward-looking statements. These statements are not historical facts and are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan,” “aim” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro goals disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions, operating factors, and availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the geological event in Alagoas and related legal proceedings and unprecedented impacts on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Management Report is not an offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offering of securities in Brazil will be carried out by means of a prospectus that may be obtained from Braskem and which will contain detailed information on Braskem and management, as well as its financial statements.

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MANAGEMENT REPORT

BRASKEM 2024

The Management of Braskem S.A. (“Braskem”) submits for your examination this Management Report and corresponding Financial Statements, accompanied by the opinions of the Independent Auditors and the Audit Board, for the fiscal year ended December 31, 2024.

1.	MESSAGE FROM MANAGEMENT

In 2024, the global economy should present economic growth of 3.2%, according to the International Monetary Fund (IMF), in line with the growth of the global economy in 2023 and 28% below average between 2021 and 2023, due to (i) high global interest rates to control global inflation; (ii) the slowdown in the Chinese economy; (iii) the slowdown in the industrial sector in the euro zone; and (iv) geopolitical conflicts between Russia and Ukraine, and between Israel, Hamas and Hezbollah, in addition to conflicts in the Middle East.

Regarding the petrochemical scenario, three structural changes or supply shocks have impacted the global market dynamics, namely: (i) the competitiveness of natural gas/ethane in the US and the Middle East, which boosted ethane-based PE production and reduced naphtha's market share; (ii) China's pursuit of self-sufficiency, aiming to lead global supply chains and integrate refineries, creating an oversupply in the industry; and (iii) the reconfiguration of refineries, especially in Europe, which may impact the cost of naphtha. These shocks, combined with a slower-growing global demand, have resulted in a surplus of products, especially in China, the US, and the Middle East, which impacted and continues to significantly impact the margins of the petrochemical industry.

In relation to the Brazilian chemical industry, in 2024, Brazil imported approximately US$64 billion worth of products and recorded a chemical products trade balance deficit of about R$49 billion in this sector, according to data from the Brazilian Chemical Manufacturers' Association (ABIQUIM), representing the second worst result in the entire historical series of sectoral trade balance monitoring since 1989. In this scenario, the average utilization rate of the Brazilian chemical industry's installed capacities in 2024 was the lowest in the last 18 years.

In this sense, measures such as the increase in the import tariff for 30 chemical products, which started in 4Q24, and the Special Regime for the Chemical Industry (REIQ) Investment Program for the expansion of new capacities have been important for strengthening the Brazilian chemical industry.

Thus, Braskem presented Recurrent EBITDA of US$1.1 billion in 2024, 46% higher than in 2023, mainly due to the increase in gross profit by US$521 million (+87%), due to (i) the higher spread of resins (+8%) and main chemicals (+2%) in the Brazil/South America Segment, and PE (+17%) in the Mexico Segment; and (ii) the highest annual sales volume of main chemicals (+11%) in the Brazilian market in the Brazil/South America Segment, and of PE (+5%) in the Mexico Segment. Additionally, through the implementation of resilience and financial health initiatives, the year's result was positively impacted by the 5% reduction in SG&A expenses in the year.

In the period, the Company presented operational cash generation of approximately R$4.1 billion, mainly explained by the 54% increase in Recurrent EBITDA in reais compared to 2023. These impacts were associated with (i) corporate investment (ex-Braskem Idesa) in CAPEX lower by 43% compared to 2023 and 2% compared to the estimate at the beginning of the year, explained by the optimization and prioritization of investment; (ii) the positive variation in working capital due to the implementation of operational working capital optimization initiatives; and (iii) lower income tax payments in the year. Adding the payments relating to Alagoas, the Company presented a cash consumption of approximately R$3.0 billion.

In this scenario, the Company implemented initiatives to enhance resilience and maintain financial health. These initiatives were implemented in diverse action fronts, such as:

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•	Operational and Commercial: revision of the commercial strategy, purchase of feedstock, prioritization of higher value-added sales, global optimization of operating working capital and of fixed and variable costs, impacting EBITDA by approximately US$257 million;
•	Portfolio and investments optimization: Adjustment of the operating rate of industrial assets in response to demand levels, optimization of maintenance CAPEX without impacting reliability and safety, and constant evaluation of asset competitiveness, in addition to prioritizing high-return growth investments, resulting in an annual cash generation impact of US$325 million;
•	Financial: maintenance of a high cash level of US$2.4 billion, which ensures coverage of debt maturities over the next 47 months. New debt issue in the amount of US$850 million in bonds and repurchase of the Hybrid Bond, contributing to the maintenance of a well-extended debt profile. Renegotiation of the leniency agreement, resulting in cash savings of approximately R$530 million over the next three years;
•	Strengthening of the Brazilian Industry: active involvement in the agendas for maintaining the Special Regime for the Chemical Industry (REIQ) and facilitating the REIQ Investment Program to execute investments aimed at expanding the installed capacity of the Brazilian chemical industry. In Braskem, REIQ Investments will contribute to the execution of seven projects, with an estimated value of approximately R$614 million, to expand its current production capacity by about 139 thousand tons in Bahia, Rio Grande do Sul, and Alagoas, distributed among PE, PVC, and other chemicals.

In terms of its growth strategy, the Company is making progress in its bio-based growth avenue, such as the construction of Braskem Siam's green ethylene plant through the hiring of Toyo Engineering to execute the Front-End Engineering (FEED) for the project in Thailand. In addition, Green PE sales registered an all-time high in 2024, with the sale of 191kt of bio-based resin in the year.

In the traditional business, it is worth mentioning the considerable progress in the construction of the ethane import terminal in Mexico, Terminal Química Puerto México (“TQPM”), a joint venture between Braskem Idesa and Advario, which by the end of 2024 had achieved 94% physical progress.

In September 2024, the Company received approximately R$208 million of the R$293 million related to the investment agreement signed with Solví and GRI - Gestão de Resídos Industriais S.A. (“GRI”). This transaction comprised (i) the sale, for the amount of R$293 million, of 498,436 common shares issued by Cetrel held by Braskem to GRI; (ii) subscription, by Braskem, of 237,150,906 new common shares issued by GRI in the amount of R$448 million, through an increase in share capital, which were paid in by Braskem, through the contribution of 771,592 common shares issued by Cetrel and held by Braskem. The remaining balance will be paid by November 2025. It is worth highlighting that the strategic partnership with Solví and GRI, aimed at the efficient management of environmental solutions for the industry, reinforces Braskem's strategy of creating value in its assets, in addition to resulting in a positive financial impact for the Company.

In relation to safety, a non-negotiable value for the Company, in 2024, the global frequency rate of accidents with and without lost time (CAF + SAF) stood at 0.91 events per million hours worked, which is below the industry average. Also, the frequency rate of Tier 1 and Tier 2 process safety events was 0.41 events per million hours worked.

Regarding the geological event in Alagoas, Braskem continues to advance with its commitments in the region. At the end of 2024, based on the recommendation of an expert technical consulting firm, the Company moved forward with the decision to increase the provision by R$1.3 billion, of which R$1.2 billion refers to the filling with solid material, if necessary, of the pressurized salt cavities that are currently part of the Buffering and Pressurization group. Therefore, the closure actions aim to ensure that all 35 cavities achieve a maintenance-free state, suitable for the final closure of the field.

At the end of 2024, the balance of provisions related to the geological event in Alagoas was around R$5.6 billion.

Acknowledgments:

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The Management would once again like to thank the Shareholders for their trust in Braskem; the Clients, fundamental partners in our pursuit of solutions through chemistry and plastics to improve people's lives; and the Members, Partners, and Suppliers for their dedication and competence, which are essential for achieving accomplishments and results in favor of a more global and resilient Braskem.

2.	OUTLOOK

In January 2025, the International Monetary Fund (IMF) projected a global GDP growth of 3.3% for 2025, which is higher than the forecast in October 2024 (+0.2 p.p.), due to the greater economic resilience of the United States and several large emerging and developing economies, in addition to fiscal stimuli in China. However, this growth remains below the historical average of 3.8% (2000–2019).

Furthermore, the IMF anticipates that global inflation will gradually decline each year, dropping from 5.7% in 2024 to 4.2% in 2025 and 3.5% in 2026, converging back to the target with emphasis on developed economies. This reduction continues to be supported by contractionary monetary policies and the gradual reduction in energy prices.

In this context, the primary risks identified in the IMF's assessment are associated with geopolitical tensions, a sudden halt to contractionary monetary policies, and uncertainties regarding the trade policies of various countries, which could lead to global trade disruptions.

Regarding the global petrochemical scenario, the expectation of external consultancy companies for 2025 is a spread scenario similar to 2024, due to the new capacities coming into operation in China for PE (around 6.4 million tons) and PP (around 4.5 million tons). The expectation of an improvement in global demand, influenced by possible resolutions of geopolitical conflicts, could partially reverse this scenario, in addition to an increase in the rationalization of less competitive capacities, which could improve global operating rates and, consequently, spreads.

In 2025, Braskem will maintain its focus on balancing the optimization of its current asset portfolio. Regarding to the Company's investments, Braskem (ex-Braskem Idesa) plans to invest US$484 million (R$2.2 billion) throughout 2025. This amount is approximately 28% lower than the historical average of the last six years (US$672 million), the result of prioritizing investments and reviewing the shutdown schedule, without compromising the safety of operations.

Finally, the Company's focus for 2025 remains on: (i) advancing the implementation of asset transformation initiatives; (ii) implement contingency initiatives for the petrochemical cycle, focusing on financial preservation and cash flow; (iii) promote the competitiveness agenda of the Brazilian chemical industry, seeking measures that guarantee competitive equality; and (iv) comply with the commitments established in the agreements signed in Maceió.

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3.	GLOBAL PETROCHEMICAL INDUSTRY 2024

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BRAZIL/SOUTH AMERICA

PE Spread1: increased from 2023 (+20%).

o	The PE price was higher (+9%) explained by; (i) the increase in global demand, mainly due to the buildup of inventories in anticipation of the hurricane season; and (ii) the increase in prices, due to the conflicts in the Red Sea, which increased international maritime freight costs.

PP Spread[2]: decreased from 2023 (-1%).

o	Naphtha price increased (+2%) due to the lower refinery utilization rate, the impacts of winter storm Heather and the lower global demand from the petrochemical sector for its derivatives.

PVC Par Spread[3]: decreased from 2023 (-22%).

o	The PVC Par spread decreased, mainly explained by: (i) the reduction in demand, due to the slowdown in the construction sector in China; and (ii) the higher caustic soda price, due to the increase in international freight costs, as a result of the ongoing conflicts in the Red Sea.

Spread on Main Basic Chemicals[4]: increased from 2023 (+2%).

o	The spread of main basic chemicals increased mainly due to: (i) the rise in prices of main chemicals (+2%) driven by the higher propylene price (+14%), due to reduced supply from scheduled and unscheduled shutdowns in propane dehydrogenation plants (PDH) in the United States; (ii) the increase in the price of butadiene (+28%) and benzene (+4%), due to the reduced supply of these products, resulting from operational issues faced by producers in the region.

UNITED STATES & EUROPE

U.S. PP Spread[5]: remained in line with 2023.

o	PP price in the United States increased (+9%) mainly due to (i) reduced supply of the resin in the region, explained by the increase in scheduled and unscheduled shutdowns of local producers, due to weather conditions; and (ii) the impacts of logistical constraints.
o	Propylene price in the United States increased (+14%), as explained above, but this increase was offset by the higher PP price in the region.

Europe PP Spread[6]: increased from 2023 (+7%).

3(US PE price – ARA naphtha price)*82%+(US PE price – 50% US ethane price – 50% US propane price)*18%.

4Asia PP price – ARA naphtha price.

5 The PVC Par spread better reflects the profitability of the Vinyls business, which is more profitable compared to the temporary/non-integrated business model of 2019/20, when the Company imported EDC and caustic soda to serve its clients. Its calculation formula is: Asia PVC Price + (0.685*U.S. Caustic Soda) - (0.48*Europe Ethylene) - (1.014*Brent).

[4]Average price of main chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), based on Braskem’s sales mix) – ARA naphtha price.

[5] U.S. PP – U.S. propylene prices

[6] EU PP – EU propylene prices

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o	PP price in Europe increased (+2%) mainly due to the reduction in supply, explained by maintenance shutdowns of producers in the region and a decline in the importation of PP into Europe.

MEXICO

North America PE Spread[7]: increased from 2023 (+17%).

o	PE price increased (+10%), as explained above.
o	Regarding ethane, the price decrease compared to 2023 (-23%) is primarily attributed to: (i) reduced demand resulting from shutdowns at petrochemical complexes in the region, and (ii) an increase in gas supply, influenced by logistical constraints on exports during the construction of logistics terminals.
4.	OPERATING PERFORMANCE 2024

4.1 BRAZIL/SOUTH AMERICA

The average spread of resins was higher compared to 4Q23, mainly influenced by the increase in the PE spread, mainly explained by the increase in global demand and higher PE prices, due to the conflicts in the Red Sea, which impacted the increase in maritime freight.

The average spread of main chemicals was higher than 2023 mainly due to higher prices of propylene, butadiene and benzene.

The volume of resin sales in the Brazilian and international markets remained in line with 2023, mainly due to the weather event in Rio Grande do Sul in 2Q24, which reduced the availability of product for sale, and the higher supply of products in the international market.

The volume of main chemicals in the Brazilian market was higher compared to 2023, due to the prioritization of serving the domestic market, partially offset by lower exports in the year.

In this sense, the Recurrent EBITDA of the Brazil/South America segment was higher when compared to 2023, totaling US$889 million in 2024.

[7] U.S. PE – U.S. ethane prices

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4.1.1 OPERATIONAL OVERVIEW

a) Demand for thermoplastic resins (PE+PP+PVC): higher (+16%) compared to 2023, mainly due to increased demand for; (i) PE, primarily from the non-durable consumer goods sector; (ii) PP, mainly due to buildup of inventories in the processing chain associated with a higher supply of the resin in the international market; and (iii) PVC, primarily from the construction materials and food sectors.

b) Utilization rate of petrochemical complexes: compared to 2023, the utilization rate remained in line, mainly due to the normalization of operations after the scheduled maintenance shutdown at the Bahia petrochemical complex in 4Q23, partially offset by the shutdown of operations at the Triunfo Petrochemical Complex, in Rio Grande do Sul, due to the extreme weather event that hit the state in 2Q24.

c) Resin sales: resin sales volume in the Brazilian market remained in line with 2023, mainly due to: (i) product availability for sale in line with 2023, primarily impacted by the shutdown of operations in Triunfo, Rio Grande do Sul; (ii) the prioritization of sales of higher value-added products; and (iii) an increased supply of products in the global petrochemical market.

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Resin export volume remained in line with 2023, primarily due to the prioritization of serving the Brazilian market, which was partially offset by increased export opportunities to South American countries.

d) Main chemicals sales volume: compared to 2023, main chemicals sales volume was higher (+12%), mainly due to the increased sales volume of gasoline, ethylene, benzene and paraxylene due to higher product availability for sale.

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Main chemicals export volume was lower (-24%) compared to 2023, mainly due to the reduced availability of product for sale, coupled with a focus on prioritizing the Brazilian market.

4.1.2 UPDATES ON ALAGOAS

The provision in relation to the geological event in Alagoas, based on its assessment and that of its external advisors, with short and long-term effects, and the best estimate of expenses to implement the various measures, presented the following movement at the end of 2024:

Based on a new recommendation from the specialized technical consultancy hired by the Company to conduct studies on the definitive closure of the salt cavities, the provision for filling the 11 pressurized cavities with solid material, currently belonging to the Plugging and Pressurization group, was accounted for.

These actions were taken from the evolution of knowledge about the long-term stabilization of the cavities, based on the set of monitoring data collected so far, and the need to define the definitive closure of the mine, as provided for in mining legislation.

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The estimated additional provision amount considers the existing planning and closure studies, with the approximate amount of R$1.2 billion related to measures for filling the pressurized cavities which, if necessary, will begin from 2027, with execution over several years or decades.

Thus, if necessary, actions to ensure that the 35 cavities reach a maintenance-free state in the long term are provisioned.

Additionally, by the end of January 2025, the main advances in other fronts of action in Maceió were:

(i)	Financial Compensation and Relocation Support Program (PCF), 99.9% (19,189) of the proposals were presented, with around 98.9% of proposals paid;
(ii)	99.8% of the residents of the total residential, commercial, and mixed properties had already been relocated; and
(iii)	Socio-urban measures front, 11 projects were defined for urban mobility, with 6 completed, 2 in progress, and 3 in planning phase.

For more information on advances made on the action fronts in Alagoas during the quarter, see appendix 11.1. of this document.

4.1.3 FINANCIAL OVERVIEW

A) NET REVENUE: the increase compared to 2023 (+3%) is mainly explained by: (i) a 5% increase in the average international reference price of resins; (ii) a 2% increase in the average international reference price of main chemicals; (iii) an increase of 11%, or 268 thousand tons, in the sales volume of main chemicals in the Brazilian market. In Brazilian real, the increase (+11%) is also explained by the 8% depreciation in the average of the Brazilian real against the U.S. dollar during the period.

Changes in import tax rate

In September 2024, the Executive Management Committee (“Gecex”) of the Chamber of Foreign Commerce (“Camex”) approved the temporary increase in import tax from 12.6% to 20%, through the inclusion of PE, PP and PVC, produced by the Company, in the Camex List of Temporary Tariff Increases due to Situational Trade Imbalances. The measure is valid from October 15, 2024 to October 14, 2025.

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Sales by region (% in tons)

B) COST OF GOODS SOLD (COGS): compared to 2023, the reduction in Brazilian real (-2%) is mainly explained by the 23% reduction in the international ethane reference price. The increase in Brazilian real (+5%) is due to the 8% depreciation in the average Brazilian real against the average U.S. dollar in the period.

During 2024, COGS was positively impacted by PIS/COFINS tax credits on the purchase of feedstock (REIQ) amounting to approximately US$51 million (R$277 million) and by Reintegra tax credits of US$1.6 million (R$8.6 million).

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C) SG&A Expenses: in the year, the reduction in U.S. dollar (-15%) is mainly explained by: (i) the reversal of provisions for losses on accounts receivable; and (ii) the implementation of initiatives aimed at reducing fixed costs during the period.

D) Other Revenue (Expense), Net: totaled US$ -426 million in 2024, mainly explained by (i) the increase in the provision related to the Alagoas geological event; and (ii) annual review of the environmental provisions of industrial units located in Brazil at approximately US$34 million (around R$200 million).

D) RECURRING EBITDA: stood at US$889 million in 2024. The increase in U.S. dollar (+101%) is mainly explained by; (i) a 5% increase in the average international reference price of resins; (ii) a 2% increase in the average international reference price of main chemicals; (iii) an increase of 11%, or 268 thousand tons, in the sales volume of main chemicals in the Brazilian market. In Brazilian real, the increase (+113%) is also explained by the 8% depreciation of the average Brazilian real against the average U.S. dollar during the period.

In 2024, the Recurring EBITDA of the Brazil/South America segment represented 70% of the consolidated Recurring EBITDA of the Company's segments in dollars in the year.

4.1.4 RENEWABLES

Operational Overview

a) Green ethylene utilization rate: compared to 2023, the increase (+7 p.p.) is mainly explained by the ramp-up process of operations considering the expansion of the production capacity of the green ethylene unit in Rio Grande do Sul, which was completed in 2Q23. This effect was partially offset by the shutdown at the Triunfo Petrochemical Complex, in Rio Grande do Sul, in 2Q24 and the impacts on rail logistics for the supply of ethanol due to the extreme weather event that hit the state of Rio Grande do Sul.

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b) Sales volume of Green PE (I'm greenTM biobased): the increase (+23%) is mainly explained by the higher availability of product for sale and commercial market development efforts following the completion of the green ethylene production capacity expansion project carried out in 2023.

The sales volume of Green PE, totaling 191 thousand tons, was the highest annual sales volume since the beginning of said operations.

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Financial Overview

A) NET SALES REVENUE OF PE I’M GREENTM BIO-BASED AND ETBE[8]: the increase (+6%) is mainly explained by the increase of 36 thousand tons, or 23%, in the sales volume of Green PE I’m greenTM bio-based.

[8] Product that contains renewable feedstock, ethanol in its composition

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4.2 UNITED STATES & EUROPE

The average spread of PP in the USA and Europe remained in line with 2023, mainly due to the maintenance of the PP spread in the USA and the increase in PP prices in Europe, mainly due to the reduction in the level of supply, explained by maintenance shutdowns by producers in the region and lower entry of imported PP into Europe.

PP sales volume was lower than in 2023, mainly due to lower product availability and the prioritization of sales with higher added value.

In this sense, the Recurrent EBITDA of the United States and Europe segment was US$177 million in 2024.

4.2.1 OPERATIONAL OVERVIEW

a) Demand for resins: in North America, the demand for PP was higher (+6%) mainly explained by; (i) the improvements in the region's economic conditions; and (ii) the increased demand from the industrial, packaging, textile, and consumer goods sectors.

In Europe, PP demand was higher than in 2023 (+2%), mainly due to; (i) interest rate cuts implemented in the euro zone from the fourth quarter of 2024; and (ii) the gradual recovery of some sectors, such as packaging.

b) Average utilization rate of PP plants: year over year, the utilization rate was lower (-7 p.p.) mainly due to: (i) scheduled maintenance shutdowns at the plants in Europe and at one plant in the United States; and (ii) the unscheduled maintenance shutdown at a plant in the United States during 1Q24, lasting

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approximately one month, and the unscheduled maintenance shutdowns at the plants in Europe during 4Q24.

c) Sales volume: Compared to 2023, the reduction (-7%) is mainly explained by; (i) lower availability of product for sale associated with a lower utilization rate in 2024; and (ii) the prioritization of sales with higher added value.

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4.2.2 FINANCIAL OVERVIEW

A) NET REVENUE: the increase in U.S. dollar (+4%) and in Brazilian real (+11%) is mainly explained by the 9% and 2% increase in international PP price references in the United States and Europe, respectively.

B) COST OF GOODS SOLD (COGS): the increase in U.S. dollar (+4%) and in Brazilian real (+12%) is mainly explained by the 14% and 9% increase in international propylene price references in the United States and Europe, respectively.

C) SG&A Expenses: the reduction in U.S. dollar (-5%) is mainly explained by: (i) lower expenses with logistics and storage; and (ii) the implementation of initiatives aimed at reducing fixed costs during the

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period. In Brazilian real, the increase (+3%) is explained by the 8% depreciation of the average Brazilian real against the average U.S. dollar during the period.

E) Recurring EBITDA: Recurring EBITDA was US$177 million (R$926 million), lower than in 2023 (-32%). This reduction is mainly explained by the reduction of 152 thousand tons, or 7%, in the volume of PP sales in the United States and Europe in 2024, partially offset by the implementation of fixed cost reduction initiatives in the year.

Recurring EBITDA from the United States & Europe segment accounted for 14% of Company's consolidated Recurring EBITDA in U.S. dollars in 2024.

4.3 MEXICO

Recurring EBITDA was US$208 million (R$1,120 million), higher than in 2023 (+106%), accounting for 16% of Company’s consolidated Recurring EBITDA in 2024. This increase is mainly explained by: (i) an increase of 42 thousand tons, or 5%, in the PE sales volume in the year, due to export opportunities; and (ii) a 17% increase in the PE spread, mainly explained by the reduction in ethane price.

4.3.1 OPERATIONAL OVERVIEW

a) Demand for resins: the demand for resins in the Mexican market remained in line with 2023.

b) Average utilization rate of PE plants: Compared to 2023, the utilization rate of PE plants in Mexico was higher (+1%), reaching the highest annual utilization rate since 2017 due to the higher availability of ethane.

In 2024, the average supply of ethane was approximately 50 thousand barrels per day, higher than the volume supplied in 2023 (49.5 thousand barrels per day). The average supply of ethane by Pemex was around 29 thousand barrels per day, below the minimum contractual volume. Braskem Idesa imported an average of approximately 21.1 thousand barrels of ethane from the United States through the Fast Track solution.

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c) Sales volume: Compared to 2023, the increase in sales volume (+5%) is mainly explained by export opportunities.

4.3.2 FINANCIAL OVERVIEW

A) NET REVENUE: the increase in U.S. dollar (+8%) and in Brazilian real (+16%) compared to 2023 is mainly explained by: (i) an increase of 42 thousand tons, or 5%, in the volume of PE sales during the year; (ii) the increase in the international PE reference price in the international market.

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Sales by region (%)

B) COST OF GOODS SOLD (COGS): the reduction in U.S. dollar (-4%) is mainly explained by the 23% reduction in the international ethane reference price.

C) SG&A EXPENSES: Compared to 2023, the reduction in U.S. dollar (-16%) and in Brazilian real (-8%) is mainly explained by lower expenses with logistics and storage.

D) Other Revenue (Expense), Net: totaled US$8 million in the year, mainly due to the ethane resale operation in the international market.

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D) Recurring EBITDA: In the year, Recurring EBITDA from the Mexico segment was US$208 million (R$1,120 million), up 106% from 2023, mainly due to: (i) an increase of 42 thousand tons, or 5%, in PE sales volume during the year; (ii) a 17% increase in the PE spread.

Recurring EBITDA from Mexico segment accounted for 16% of Company's consolidated Recurring EBITDA in U.S. dollar for 2024.

4.3.3 ETHANE IMPORT TERMINAL

In 2021, Braskem Idesa approved and launched the project to build an ethane import terminal in Mexico, with capacity for up to 80,000 barrels of ethane per day, enabling it to operate at 100% of its production capacity. In the same year, a joint venture was established between Braskem Idesa and Advario, through the subsidiary Terminal Químico Puerto México (TQPM), with a 50% ownership interest for each shareholder.

The total estimated amount for the construction of the terminal is US$446 million (CAPEX ex-VAT), of which US$408 million is financed via Syndicated Project Finance Loan, announced by TQPM in November 2023.

The total amount disbursed on the ethane import terminal from the beginning of the project to the end of 4Q24 was approximately US$380 million, with the net disbursements made by Braskem Idesa totaling approximately US$95 million. In 2024, the cash needs for the construction of the terminal were disbursed through the financing obtained, without the need for an additional equity contribution by Braskem Idesa. The amount invested by TQPM in the ethane import terminal in 2024 was US$201 million (R$1,016 million), using the financing obtained as the source of funds.

The construction of the terminal, which began in July 2022, had achieved 94% physical progress by December 2024. The start of operations is estimated for the end of the second quarter of 2025.

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5.	CONSOLIDATED FINANCIAL OVERVIEW

NET REVENUE BY REGION

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CONSOLIDATED COGS

OTHER REVENUE (EXPENSE), NET

In 2024, the Company recorded a total net expense of R$2.1 billion, mainly due to (i) the supplement to the provision for the Alagoas geological event by updating cost estimates relating to updates to the mining front closure plan, implementation and advancement in the maturity of projects, initiatives and programs present in the Alagoas operation fronts in the amount of R$2,123 million; and (ii) the annual review of the environmental provisions of industrial units located in Brazil in the net amount of R$200 million.

These negative impacts were partially offset by revenues related to: (i) tax regularization carried out through the Paulista Agreement program; and (ii) the gain from the sale of control of Cetrel.

RECURRING EBITDA

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In the year, recurring EBITDA was US$1,083 million (R$5.7 billion). The increase compared to 2023 is mainly explained by the increase in gross profit by US$521 million (+87%), due to (i) the higher spread of resins (+8%) and main chemicals (+2%) in the Brazil/South America Segment, and PE (+17%) in the Mexico Segment; and (ii) the highest annual sales volume of main chemicals (+11%) in the Brazilian market in the Brazil/South America Segment, and of PE (+5%) in the Mexico Segment. Additionally, through the implementation of fixed cost reduction initiatives, the Company reduced SG&A expenses by 5% in the period.

NET FINANCIAL RESULT

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Financial expenses: higher compared to 2023 (+23%), mainly due to higher interest expenses, due to: (i) the increase in gross debt in the year, mainly due to the issue of the US$850 million bond in October 2024, partially offset by the prepayment of the US$363 million hybrid bond; (ii) the accounting for the transaction costs associated with the October bond issue; (iii) increased expenses related to the Present Value Adjustment of the provision for Alagoas; and (iv) the 8% depreciation of the average Brazilian real against the average U.S. dollar during the period.

Financial income: increase compared to 2023 (+2%), mainly reversal of the fair value provision on Braskem Idesa's Shareholder Loan after its capitalization, partially offset by lower income from interest on financial investments.

Result with derivatives and exchange rate variations, net: lower compared to 2023, mainly due to; (i) the depreciation of around 28% of the end-of-period price of the Brazilian real against the U.S. dollar on the annual average net exposure to the U.S. dollar amounting to US$4.1 billion; and (iii) the depreciation of around 20% of the end-of-period Mexican peso against the U.S. dollar on the annual average net exposure to the U.S. dollar of Braskem Idesa amounting to US$2.0 billion.

Transactions in financial instruments designated as hedge accounting

In relation to the hedge accounting of exports by Braskem S.A., the Company carried out US$200 million in the quarter (R$728.3 billion) in exports from a flow discontinued in 2021. The designated initial rate was R$/US$2.0017, defined in March 2013, while the realization rate was R$/US$5.6430, defined in October 2021. The balance of financial instruments designated for this hedge accounting ended 4Q24 at US$5.15 billion.

In relation to the hedge accounting of exports by Braskem Idesa, the Company carried out US$101.6 million in the quarter (MXN574.7 million) in exports from designated and discontinued flows between 2016 and 2021. The average initial designation rate was US$1/MXN14.3938, and the average realization rate was US$1/MXN20.0518. The balance of instruments designated for this hedge accounting ended 4Q24 at US$2.2 billion.

Long-term Currency Hedge Program:

Braskem’s feedstock and products have prices denominated or strongly influenced by international commodity prices, which are usually denominated in U.S. dollar. Since 2016, Braskem has contracted derivative instruments to mitigate part of the exposure of its cash flow denominated in Brazilian real. The main purpose of the program is to mitigate U.S. dollar call and put option agreements, thus protecting the estimated flows for a horizon of up to 18 months.

On December 31, 2024, Braskem had a notional value of outstanding put options of US$1.4 billion, at an average exercise price of R$/US$4.71. At the same time, the Company also had a notional value of outstanding call options of US$0.79 billion, at an average exercise price of R$/US$6.81. The contracted operations have a maximum term of 18 months. The fair value of these Zero Cost Collar (“ZCC”) operations was negative at R$132 million at the end of 2024.

Due to higher volatility of the dollar during the period, options were exercised. The effect on cash flow for 2024 was negative by R$1.3 million.

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NET INCOME/LOSS

In 2024, the Company posted net loss attributable to shareholders of US$2.1 billion, or R$11.3 billion, mainly due to: (i) the impact of R$11.5 billion of negative exchange rate variation on the financial result; and (ii) the update of the accounting provision related to the geological event in Alagoas.

DIVIDENDS

Braskem has a public dividend policy available on its Investor Relations website, which can be accessed at the following address: https://www.braskem-ri.com.br/en/the-company/bylaws-and-policies/

At the close of each fiscal year, the Company will prepare its financial statements. In accordance with the net income calculated under the Brazilian Corporation Law and Braskem's Bylaws, 5% of the calculated amount will be allocated to the Legal Reserve before any other distribution.

Shareholders will be entitled to receive as Mandatory Dividend 25% of the net income for the year, calculated at the end of each fiscal year.

The portion of net income that exceeds the Mandatory Dividend, and provided that the Priority Dividend has been paid, may be retained, based on the capital budget, or distributed as Complementary Dividends.

Shareholders holding class "A" and "B" preferred shares will be entitled to receive a Priority Dividend, with a distribution of 6% of the unit value each fiscal year. Shareholders holding common shares will only be entitled to a Dividend after the payment of the Priority Dividend.

Additionally, payments of Complementary Dividends to the Mandatory Dividend may be made, requiring an assessment by the Company of its cash flow generation capacity, taking into account its long-term projections, including investment plans, as well as other factors that the Company deems relevant.

In relation to the fiscal year ended December 31, 2024, the Company will not pay Dividends as there is no profit basis for the distribution of dividends.

INVESTMENTS

At the end of 2024, Braskem made corporate investments of approximately US$429 million, 2% lower than the initial estimate of US$440 million. This was in line with the company's strategy of optimizing and prioritizing investments throughout the year.

Regarding investments related to Braskem Idesa, total investments at the end of 2024 were US$248 million, down 2% from the projected US$252 million.

Operating Investments in 2024: the main operating investments made include: (i) scheduled maintenance shutdowns at plants in Brazil, the United States and Europe; (ii) investments to improve the mechanical integrity of assets in Brazil; and (iii) investments related to enhancing the reliability and operational safety of industrial assets.

Strategic Investments in 2024: the funds were mainly allocated to: (i) the completion of payments for the capacity expansion project of the green ethylene plant in Brazil; (ii) projects related to enhancing the energy efficiency of industrial assets and reducing CO2 emissions; and (iii) initiatives in innovation and technology.

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Regarding Braskem Idesa, the strategic investment went towards the ongoing construction of the ethane import terminal in Mexico, through Terminal Química Puerto México (TQPM).

In 2024, the main investments related to the Sustainable Development Macro Goals were; (i) projects related to reducing CO2e emissions and enhancing the energy efficiency of industrial assets; and (ii) projects related to industrial safety.

Investments in 2025

The investment expected to be made throughout 2025 by Braskem (formerly Braskem Idesa) is US$484 million¹ (R$2.9 billion), approximately 26% lower than the historical average of the last 6 years (US$672 million), and can be classified as follows:

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Operating investments: (i) scheduled maintenance shutdowns of the Rio de Janeiro cracker and other resin plants in Brazil; (ii) investments related to regulatory compliance and operational and process safety; (iii) mechanical integrity program for assets and acquisition of spare parts to ensure continuity.

Strategic investments: (i) investments in technological development; and (ii) acquisition of industrial land in the Duque de Caxias industrial complex in Rio de Janeiro, with the aim of mitigating socio-environmental risks.

REIQ Investimentos: In January 2025, REIQ Investment Program was announced, which offers a presumed credit of 1.5% of PIS/COFINS for investments in the Brazilian chemical industry, totaling R$753 million. Within this context, Braskem announced seven projects worth R$614 million to increase its production capacity by 139,000 tons, distributed across PE, PVC and other chemical products in three states: Bahia, Rio Grande do Sul and Alagoas. For 2025, the estimated investment is R$477 million (US$80 million).

For 2025, investments related to the Macro-Objectives for sustainable development total US$142 million (R$851 million), 30% of corporate investments, mainly directed to projects related to health and safety, sustainable innovation, and operational eco-efficiency.

Braskem Idesa

The investment planned for 2025 by Braskem Idesa is US$104 million (R$623 million), with US$23 million related to the ethane import terminal being financed through the Syndicated Project Finance

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Loan, issued by Terminal Química Puerto México (TQPM), and will not require additional disbursements from shareholders Braskem Idesa and Advario.

Operating Investments for 2025: operating investments will be mainly allocated to the scheduled maintenance shutdown of the petrochemical complex, projects related to operational efficiency, such as maintenance, productivity and HSE (Health, Safety, and Environment), including investments to achieve the Macro-Objectives.

Strategic Investments for 2024: the strategic investments refer to the ongoing construction of the ethane import terminal through Terminal Química Puerto México (TQPM).

CASH FLOW

In 2024, the Company generated approximately R$ 4.1 billion in operational cash flow, mainly due to (i) a 54% increase in consolidated Recurring EBITDA in Brazilian reais; (ii) a 31% reduction in operational CAPEX, without impacting the reliability and safety of operations; and (iii) lower disbursements in strategic investments, through the prioritization of investments made during the year.

Recurring cash consumption was lower than in 2023 (-25%), mainly impacted by the higher operational cash generation.

Considering the disbursements for Alagoas during the year, which were 4% lower in the year, the Company registered a cash consumption of around R$3.1 billion.

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DEBT MATURITY PROFILE AND RATING

BRASKEM (ex-Braskem Idesa)

On December 31, 2024, the balance of corporate gross debt stood at U$8.6 billion, a reduction of US$109 million (-1%) compared to the previous year's balance, composed of 95% long-term maturities and 5% short-term maturities. Corporate debt in foreign currency corresponded to 92% of the Company's total debt at the end of the period.

Net debt ended 2024 at US$6.3 billion, up 26% from 2023. As a result of the partial prepayment of the Hybrid Bond made in October 2024, Standard & Poor's and Fitch Ratings no longer apply a 50% equity treatment. Excluding this effect on the 2023 balance, the increase in net debt compared to the previous year was 19%.

On December 31, 2024, the average corporate debt term was around 9 years, with 68% of maturities concentrated after 2030. The average weighted cost of the Company's corporate debt was exchange variation +6.34% p.a.

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In line with the strategy of maintaining financial health, Braskem issued debt instruments in the international market (bonds) in October 2024 in the amount of US$850 million maturing in October 2034.

Also, as part of its strategy to maintain the debt maturities lengthy, the Company conducted a partial buyback of its bond maturing in 2081 (“Hybrid Bond”) in November 2024, using a part of the proceeds from the bond issued in the previous month. The total amount of the operation was approximately US$369 million.

On December 31, 2024, the cash position was US$2.4 billion, which is sufficient to cover the payment of all liabilities coming due in the next 47 months, not considering the international stand-by credit facility of US$1.0 billion available through 2026.

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Ratings

In February 2024, S&P Global Ratings downgraded Braskem to 'BB+'/'brAAA' with a stable outlook.

In June 2024, Fitch Ratings affirmed Braskem's rating at 'BB+'/'AAA'(bra)' and removed the negative watch, updating the outlook to Stable.

In September 2024, S&P Global Ratings reaffirmed Braskem's rating at 'BB+'/'brAAA' and changed the outlook to negative.

In October 2024, S&P Global Ratings assigned a 'BB+' rating to Braskem's bond issue in the international market.

Finally, in October 2024, Fitch Ratings assigned a 'BB+' rating to Braskem's bond issue in the international market.

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CORPORATE CREDIT RATING - GLOBAL SCALE
Agency	Ratings	Outlook	Date
FITCH	BB+	Negative	10/07/2024
S&P	BB+	Negative	10/07/2024

CORPORATE CREDIT RATING - NATIONAL SCALE
Agency	Ratings	Outlook	Date
FITCH	AAA(bra)	Stable	10/07/2024
S&P	brAAA	Negative	10/07/2024

Braskem Idesa

On December 31, 2024, the average debt term was around 5.9 years, with 95% of maturities concentrated after 2029. Braskem Idesa’s average weighted cost of debt was exchange variation plus 7.3% p.a.

The liquidity position of US$231 million is sufficient to cover the payment of all liabilities coming due in the next 22 months.

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Ratings

In December 2024, S&P affirmed the “B” rating for Braskem Idesa with a “Negative” outlook.

In December 2024, Fitch Ratings affirmed Braskem Idesa's rating of “B+” and updated its outlook from "Negative" to "Stable."

CORPORATE CREDIT RATING - BRASKEM IDESA
Agency	Ratings	Outlook	Date
FITCH	B+	Stable	12/13/2024
S&P	B	Negative	07/05/2024

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6.	VALUE CREATION STRATEGY

Braskem's corporate strategy is built on pillars and foundations, integrating its long-term objectives for sustainable development. With the aim of creating value by balancing capital allocation to return value to shareholders throughout the cycle, the growth focus for the coming years has been defined in three avenues: traditional business, bio-based, and recycling.

Thus, in 2024, Braskem continued to focus on developing initiatives related to growth avenues, notably the following projects.

1.	Traditional Business

The Company will continue to invest in existing businesses to maintain its productivity and competitiveness, focusing on operational efficiency and excellence, optimizing sales and logistics, leadership in costs and competitive advantages through client relations.

In addition, it will focus efforts on achieving its objectives of reducing scope 1 and 2 emissions by 15% by 2030[9] and carbon neutrality in 2050, through the decarbonization of its current assets.

a.	Construction of an Ethane Import Terminal in Mexico

Construction of an ethane import terminal in Mexico, which will diversify the feedstock profile and support Braskem Idesa's operation at full capacity, while also enabling the expansion PE (ethane-based) production capacity by around 15%.

The construction of the terminal, which began the construction phase in July 2022, reached, by December 2024, physical progress of 94%.

The total amount disbursed on the ethane import terminal from the beginning of the project to the end of 4Q24 was approximately US$380 million, with the net disbursements made by Braskem Idesa totaling approximately US$95 million. In 2024, the cash needs for the construction of the terminal were disbursed through the financing obtained, without the need for an additional equity contribution by Braskem Idesa. The start of operations is estimated for the end of the first quarter of 2025.

b.	Industrial Decarbonization Program

Braskem's Industrial Decarbonization Program aims to reduce greenhouse gas (GHG) emissions, scopes 1 and 2, by 15% by 2030 and achieve neutrality in 2050 through gains in efficiency, competitiveness, reliability and energy sustainability. The program is anchored on two fronts:

1.	Culture, Process and Governance: developing an industrial mentality focused on reducing greenhouse gases; strengthening governance and adapting processes aimed at decision-making and implementation of initiatives that consider potential emissions; and entering into partnerships to implement structuring solutions and differentiated business models.
2.	Action lines distributed in the following fronts:
▪	Continuous improvement: implementing operating initiatives with low or no investment, with a view to reducing GHG emissions;
▪	Energy efficiency: implementing initiatives for energy optimization and integration of industrial processes with investments;
▪	Electrification: converting energy-intensive equipment to use renewable electricity instead of fossil fuels;

[9] Base year is the average of 2018, 2019 and 2020, measured in a moving average (3 years).

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▪	Energy Matrix: increasing the share of electricity and low carbon fuels in Braskem's energy matrix;
▪	Carbon capture: capturing the GHG emissions from Braskem's main industrial asset emitters for carbon use or storage.

Braskem has already achieved a reduction potential of approximately 1.1 million tons of CO₂e with the initiatives currently in operation. Continuous improvement initiatives account for more than half of the total potential reduction.

Renewable energy contracts with a global approach contribute more than 20% of the reduction volume, while financially viable structural projects also play a significant role. Among these projects, Vesta, in São Paulo, in partnership with Siemens, and steam production using biomass, in Alagoas, in partnership with Veolia stand out.

2.	Bio-based investments and initiatives:

The Company aims to reach production capacity of 1.0 million tons of bioproducts by 2030. Key projects on this front include:

a.	Braskem Siam – agreement for FEED

Braskem Siam signed the FEED5 Agreement with Toyo Engineering Corporation on September 18, 2024. Toyo Engineering will undertake the extended basic engineering and CAPEX estimation for the 200kt Green Ethylene plant in Thailand, with completion expected for the second quarter of 2025.

b.	New innovation center for renewables in the United States

Inaugurated on September 11, 2024, through an investment of approximately US$20 million, Braskem's new innovation center is focused on accelerating early-stage research into chemical products and renewable materials, expanding the Company's capacity in biotechnology, catalysis and process engineering. Strategically located in Lexington, Massachusetts, the innovation center is part of Boston's biotechnology and innovation ecosystem, being near over 60 universities.

c.	Partnership between Braskem and Petrobras – HLR with renewable content

Through a partnership between Braskem and Petrobras, industrial-scale tests were conducted to produce a stream of Light Refinery Hydrocarbons (LRH) with renewable content derived from sugarcane ethanol. These tests resulted in positive results, facilitating the advancement of the partnership and commercial discussions. This initiative is part of the agreement signed between Braskem and Petrobras that identifies and develops technological and innovative solutions in circular economy, renewable feedstock, and carbon emission reduction.

3.            Investments and initiatives in recycling:

One of the Company’s goals is to increase its sales volume of recycled products. Despite a 30% growth in sales of products with recycled content in 2024, the price competitiveness between recycled and virgin plastics has been a significant challenge, negatively impacting the recycling chain and the demand for recycled products. By the end of 2024, the Wenew portfolio, featuring products with recycled content, will include more than 55 grades and chemical products. Its sales will have surpassed 85,000 tons globally, with notable advancements in the sales of products derived from chemical recycling.

The Company's strategy is based on expanding its operations in the circular economy business by forming partnerships with industry players and pursuing acquisitions, with a focus on mechanical and chemical recycling projects.

a.	Anvisa recognizes chemical recycling

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At the end of February, Brazil's National Health Surveillance Agency (Anvisa) acknowledged that the chemical recycling process yields high-purity monomers that are indistinguishable from the original fossil-based monomers and comply with the applicable regulations for food-contact packaging. These monomers can be used without requiring specific authorization, thereby contributing to the advancement of the circular economy. In collaboration with the Brazilian Chemical Manufacturers' Association (ABIQUIM), Braskem played an active role in the training process of ANVISA and other Ministries to achieve this milestone. This accomplishment not only contributes to the advancement of chemical recycling in the country but also supports the diversification of applications and the recovery of plastic waste.

b.	Partnership with Shell

In March, Braskem entered into a partnership with Shell Chemicals for the supply of bioattributed and biocircular propylene feedstocks in the United States, using a certified mass balance approach. This partnership aims to meet the growing demand for more sustainable options in the packaging, films, automotive and consumer goods markets, replacing fossil feedstock and reducing GHG emissions, contributing to the circular economy.

c.	Partnership with the Netherlands Organization for Applied Scientific Research (TNO)

In July, Braskem announced a partnership with the Netherlands Organization for Applied Scientific Research (TNO) to work on recycling by dissolution, an innovative process that is similar to mechanical recycling. This collaboration reinforces Braskem's ongoing commitment to sustainable innovation and the circular economy.

d.	Partnership with Neste

In October, Braskem and Neste signed an agreement for the supply of circular and biocircular feedstock for the production of resins and chemical products. These products, which are part of Braskem's Wenew portfolio, are being marketed mainly in South America.

e.	Partnership with Geroge Utz AG

The partnership with Georg Utz AG, established in July, enabled Braskem to launch a resin in the European market produced through chemical recycling of plastic waste, certified by the International Sustainability and Carbon Certification (ISCC PLUS), highlighting the product's sustainability.

f. Expansion of the product portfolio in mechanical recycling

In March, two new solutions were launched in ethylene vinyl acetate (EVA) produced with recycled feedstock, and, in April, the new grade for application in raffia obtained through reverse logistics and recycling of Braskem big bags, in addition to nine grades for various applications in the flexible segment, making it the most complete portfolio on the market.

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7.	ESG AGENDA – 2024 HIGHLIGHTS

Braskem has been committed to the principles of sustainable development since its creation in 2002. In 2020, based on its Sustainable Development strategy and its materiality matrix, Braskem defined its second cycle of long-term objectives, which has 7 dimensions, with a special focus on combating climate change, eliminating plastic waste and social responsibility and human rights. Additionally, it is worth highlighting that the Company continues to advance in the implementation of its sustainable development strategy.

7.1 ENVIRONMENTAL

7.1.1 CLIMATE CHANGE

▪	2020-2030 long-term goals: Braskem continues to advance its objectives for 2030, reaching 25%[10] in terms of Combating Climate Change, with emphasis on (i) the reduction of absolute GHG emissions, scope 1 and 2; and (ii) increase in electricity purchased.
▪	GHG Emission Inventory: for the fourteenth straight year, Braskem obtained the golden seal from the Brazil GHG Protocol Program (PBGHG) for its GHG emissions Inventory. The Golden Seal from PBGHG certifies the corporate inventory for achieving the highest qualification, i.e., inventories whose scopes 1, 2 and 3 were audited by an independent third party.
▪	LCA[11] of I’m GreenTM bio-based Green PE Wax: in 2024, we updated the LCA studies of I’m green™ bio-based Polyethylene Wax and I’m green™ EVA products (EVA and EVA Evance), which use ethylene produced from sugarcane ethanol in their composition. The three I'm green PE Wax productsTM bio-based assessed have a negative carbon footprint, contributing to the reduction of GHG emissions, ranging from -0.07 to -1.88 kgCO₂e per kilogram of wax.

7.1.2 CIRCULAR ECONOMY

▪	2020-2030 long-term goals: Regarding the "Eliminating Plastic Waste" dimension, the Company advanced by 8% in its 2030 goals.
▪	Global Agreement to Eliminate Plastic Waste: Braskem participated in the second intergovernmental negotiating committee for ending plastic pollution, with the presence of the ICCA[12], which brought together a delegation of manufacturers, the Brazilian government and ABIQUIM[13]. Discussions centered on issues related to problematic plastics, chemicals of concern and global financing of the circular economy. Despite progress, the Agreement has not yet been finalized, and a new round of negotiations should be called for 2025.
▪	IF DESIGN AWARD: the Wenew brand has been recognized by the IF Design Award 2024, one of the most important and prestigious design awards in the world.
▪	Great Packaging Case Studies Award: in partnership with Copapa – Plasdil, a toilet paper package made from post-consumer recycled resin (PCR) was developed, which won the award. The packaging has Wenew PCR in its composition, illustrating collaborative efforts between Braskem and other key partners in the production chain to achieve a circular economy.
▪	Sales of Recycled Products: increased (+31%) in relation to 2023 mainly due to: (i) the consolidation of sales made by Wise; (ii) the start of sales of new products from chemical recycling in Europe; (iii) the growth in the sale of bio-circular products; and (iv) the increase in demand for post-consumer recycled resin (PCR).

[10]the value refers to the consolidated achievement by the year 2023. The GHG emissions inventory for 2024, necessary to calculate this objective, was not finalized by the date of publication of this report

[11] Life Cycle Assessment.

[12] International Congress and Convention Association

[13] Brazilian Chemical Manufacturers' Association.

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7.2 SAFETY AND SOCIAL RESPONSIBILITY

7.2.1 HEALTH & SAFETY

▪	2020-2030 long-term goals: Security is a non-negotiable value for Braskem. In 2024, in relation to the Health and Safety dimension, the Company achieved 61% of the objectives for 2030, with emphasis on the rate of reported occupational diseases that did not record any occurrence in 2024, and the reduction in the accident frequency rate (CAF and SAF).
▪	Occupational Safety: in 2024, the frequency rate of CAF + SAF accidents, considering members and third parties, was 0.91 (events/1MM HHT), lower (-16%) than the result in 2023. This rate keeps Braskem at the same level as companies in the global chemical sector considered the best safety references in the market.
▪	Process Safety: in 2024, the Tier 1[14] rate was 0.12 (events per million hours worked), an increase of (+9%) compared to 2023. The Tier 2[15] rate was 0.28 (events per million hours worked) during the same period. This rate keeps Braskem on par with its peers in the global chemical industry considered industry benchmarks in safety.

7.2.2 SOCIAL RESPONSIBILITY AND HUMAN RIGHTS

In 2024, the Company achieved 66% of its objectives for 2030 related to the Social Responsibility and Human Rights dimension, with emphasis on (i) number of people benefiting in communities (approximately 695 thousand people in 2024); and (ii) achievement of 100% of high and medium risks in managed human rights.

7.2.2.1 PEOPLE & ORGANIZATION

The Company ended 2024 with 8,382 team members, down 2.2% from 2023. Voluntary turnover rate remained stable, while total turnover rate increased 0.4 p.p. in 2024.

The Well-being Thermometer is a survey that assesses team members' perception of issues related to career and development, psychological safety, overall well-being, relationships and connections, purpose and engagement, and sense of belonging. In 2024, the survey was conducted once, achieving a historic participation rate of 89%, favorability result of over 80% and global average of 4.0 (maximum of 5 points).

[14] Incident with loss of product containment above the limits established in API (American Petroleum Institute) 754 for Tier 1, depending on the released product, or any release that causes: fatality or accident with employee or third party leave, hospital damage or fatality to the external population, financial loss higher than US$ 100 thousand, or community evacuation.

[15] Incident with loss of product containment above the limits established in API (American Petroleum Institute) 754 for Tier 2, according to the released product or any release that causes: accident without employee or third party leave and financial loss higher than US$ 2.5 thousand.

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Post-Employment Benefits

▪	Brazil: 93% of the Company's employees participate in the defined contribution pension plan, which pays pension and retirement amounts that supplement the amounts paid by the official pension system of the Brazilian government. In addition to the pension plan, employees who retire through the Company and their dependents have medical and dental assistance. Braskem Brasil also offers employees the benefit of life insurance and disability assistance, both provided for in collective bargaining agreements.
▪	United States: Braskem America manages a closed defined benefit pension plan that, in 2024, had 36 active members. Braskem America also offers its employees medical, dental, and vision benefits, as well as life insurance and assistance in cases of disability.
▪	Europe: Braskem Germany has 239 participants (including active and inactive employees) in all pension plans in Germany. In the Netherlands, there are 160 active participants in pension plans. In addition, Braskem offers its employees life insurance and assistance in cases of disability.
▪	Mexico: in 2024, the government's retirement plan in Mexico included all 871 active members of the Company, and Braskem contributes to the government-managed retirement plan for these members. Braskem Idesa also offers other benefits, including savings plans, meal vouchers, meal allowance, cafeteria, as well as life insurance and health insurance.

Diversity, Equity & Inclusion (DE&I)

▪  Long-term goals: Braskem ended the year with 33% women in leadership, 9.6% women operators and 34% black members, which represented an increase of 0.8% when compared to 2023.

▪  Women in Leadership (MEX): Mexico has achieved a milestone with 35% of leadership positions now held by women, exceeding the target set for 2024. This is a result of various actions, primarily the launch of the IT-Woman program, which ensures at least one woman in all recruitment and selection lists. With this focused effort, over 50% of leadership positions were filled by women.

▪  Internship Program (BRA): the selection process for the Internship Program saw over 36,000 applicants for both technical and university internships. The applicant pool was notably diverse, with over 60% women, 42% Black individuals, 38% from low-income backgrounds, and 15% identifying as LGBTQIA+. During the year, the Internship Program provided workshops and a development track on different topics, such as communication, empathy, continuous improvement, self-awareness, mental health and culture, as well as an English scholarship.

▪  Global DE&I Week: The 2024 Global Diversity, Equity & Inclusion Week was attended by more than 7,000 participants. The event's theme was "Respect is born through dialogue," and its program featured content such as a lecture on cultural intelligence with Mariana Barros from the consulting

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firm Differance, a panel on generational differences, a panel titled "An ally is born through dialogue," and a panel on "Intersectionality of identities."

▪	Respect is Nonnegotiable (BRA): In 2024, the Respect is Nonnegotiable training evolved into a global program. The DE&I and Compliance teams expanded the initiative to all regions where the Company operates, with training sessions in Mexico, Europe and the United States, aiming to clearly explain discrimination, moral harassment, sexual harassment and micro-aggressions through concepts and practical examples. By the end of 2024, over 7,000 team members will have participated in at least one training on the topic.

7.2.2.2 CORPORATE SOCIAL RESPONSIBILITY

In 2024, around R$16.9 million (US$2.96 million) was disbursed in 159 social responsibility initiatives (private social investment, donations, volunteering, and emergency aid) in Brazil, Mexico, the United States, the Netherlands, Germany and Singapore, directly impacting 697,000 people.

▪	Global Volunteer Program: 1,481 team members and 372 guests participated in over 226 actions, totaling more than 5,819 hours of volunteer work within and outside working hours.
▪	Bidding Process for Social Projects (BRA): Braskem selected 14 projects from areas of influence in Brazil, totaling R$500,000 in donations, to be implemented throughout 2024.
▪	PlastiVan Project (USA): sponsored by Braskem, the project offers scientific and educational programs for students to increase their knowledge about the contribution of plastics to contemporary life and encourage them to pursue careers in STEM[16]. In 2024, 21,000 students participated in the activities.
▪	Avanza Program (Mexico): the program contributes to the development of technical capabilities to generate better employment opportunities in the southern region of the state of Veracruz. In 2024, 120 people were trained in Industrial Electricity, Safety Supervisor, Basic Welding, Occupational Health and Safety, Fundamentals of AutoCAD 2D and Programmable Logic Controller.

7.3 GOVERNANCE

7.3.1 CORPORATE GOVERNANCE

The Annual Shareholders Meeting held on April 29, 2024 approved the election of the following: (i) the Company's Board of Directors, with a unified term of two years, composed of eleven sitting members and five alternates; and (ii) its Audit Board, with a term of one year, composed of five sitting members and five alternates. In the second half of 2024, during the Extraordinary Shareholders Meeting on November 28, 2024, the Board of Directors elected two new members to replace two members elected at the Annual Shareholders Meeting on April 29, 2024. These new members will serve for the remainder of the current term until the Annual Shareholders Meeting that will analyze the financial statements for the fiscal year ending on December 31, 2025. Additionally, the Board approved the replacement of its Vice Chairman. In addition, the Board of Directors elected new members to its Statutory Board of Executive Officers at the Board of Directors Meetings held on November 25, 2024 and December 13, 2024, as well as elected an external expert as the new member of the Statutory Compliance and Audit Committee, also on December 13, 2024.

Throughout 2024, the Board of Directors made changes to the Compliance Policy with the aim of adopting best practices. It also reviewed the Board of Executive Officers' assessment of the effectiveness of policies, risk management systems, internal controls, and the compliance program. It also took cognizance and analyzed the reports on its evaluation and the evaluation of its Advisory Committees and of the Corporate Governance Department. The Board of Directors also monitors the Company's corporate governance system.

[16] Science, Technology, Engineering and Math.

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Lastly, the Board of Directors, supported by its Advisory Committees, discussed, as part of its annual agenda, the Company's strategic direction, which covered macroeconomic trends and energy and petrochemical scenarios, the portfolio of key initiatives related to Braskem's strategic pillars, and also monitored the implementation of the Company's Business Plan for 2024.

7.3.2 OWNERSHIP INTERESTS - INCORPORATION, ACQUISITION OR SALE

On September 30, 2024, the Company completed the sale of control of Cetrel S.A. (“Cetrel”) to GRI – Gestão de Resídos Industriais S.A. (“GRI”), an entity controlled by Solví Essencis Ambiental S.A. (“Solví”). The purpose of the negotiation is to enable Cetrel's growth, maintaining the operational safety conditions of the Camaçari Petrochemical Complex - Bahia. The transaction also aims to strengthen Cetrel, a leader in industrial environmental solutions (for water and effluent treatment, as well as environmental consultancy), and transform GRI into a platform for national growth in the sector, seeking operational excellence and environmental sustainability.

The transaction comprises: (i) the sale of up to 498,436 common shares issued by Cetrel held by Braskem to GRI; (ii) subscription, by Braskem, of 237,150,906 new common shares issued by GRI in the amount of R$425, through an increase in share capital, which were paid in by Braskem, through the contribution of 771,592 common shares issued by Cetrel and held by Braskem.

The gain on the sale of control of Cetrel was included in the income statement for the year under other income. The amounts calculated are subject to certain post-closing price adjustments, in accordance with usual mechanisms in transactions of this nature.

In November 2024, Solví and Braskem approved a corporate restructuring of GRI, through a partial spin-off of its assets, with the split assets being incorporated by Plaind Investimentos S.A. (“Plaind”). The transaction was carried out at accounting values and seeks a better corporate organization, with the segregation of GRI's operational activities from the other items of the spun-off assets so that they can have an own capital structure, with the expected optimization of their material and financial resources, so that social objectives are achieved with greater efficiency. As a result of the restructuring, there was no change in the amounts already recognized, the Company maintained a 49.9% stake in GRI and now has a 49.9% stake in Plaind.

In December 2024, Solví and Braskem approved the sale of 100% of their shares in GRI to Cetrel. The Company's stake in GRI was sold for R$80, of which R$5 was received in cash on the date of the transaction and R$75 will be received within one year.

7.3.3 COMPLIANCE

In 2024, Braskem maintained its 9.9 score (out of 10 points) in the Integrity, Prevention, and Combating Corruption Indicator of the Ethos Institute. This performance surpasses the sector average[17] and attests to the solidity and maturity of the Company's Global Compliance System.

Additionally, the Company renewed its ISO 37001 certification - Anti-Bribery Management Systems, issued by the International Organization for Standardization (ISO), which attests that its anti-bribery management system is in compliance with ISO standards.

Braskem has Integrity goals applicable to all its Team Members, and the Company has formal engagement in globally recognized initiatives, such as the UN Global Compact – through its Anti-Corruption Platform, and especially by joining the 100% Transparency Movement, which promotes corporate transparency in Brazil – and the Business Pact for Integrity and Against Corruption established by the Ethos Institute in Brazil.

[17] The sector average is 7.4.

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8.	SUSTAINABLE INNOVATION

Innovation is a strategic pillar of Braskem's operations, since improving existing technologies and developing disruptive technologies are essential for decarbonization projects in industrial operations and for the effective return of plastic waste to the supply chain in an economically feasible manner, in line with the Company's commitments to sustainable development.

As such, aligned with the continuous development of the petrochemical industry and the plastics chain, Braskem maintains an Innovation and Technology (I&T) area, focusing on research and development, with 366 dedicated professionals. Also, the Company has state-of-the-art laboratories and pilot plants to support research that meets our clients' current needs, with the focus on 2025, 2030 and 2050:

•	Two technology and innovation centers (Triunfo, Brazil and Pittsburgh, USA)
•	Two technical polymer centers (Wesseling, Germany and Coatzacoalcos, Mexico)
•	Seven pilot plants
•	One center for the development of process technologies (Mauá, Brazil)
•	One biotechnology development laboratory (Campinas, Brazil)
•	One innovation center for renewables (Lexington, USA)

Currently, Braskem has developed three Innovation and Technology platforms (project programs) focused on circular product solutions and low-carbon emissions:

•	Biomass in chemical products: development of new technologies to enable the use of biomass for conversion into chemicals and new materials for Braskem, thereby enabling adjacent markets for the company.
•	Decarbonization technologies: they include the development of technologies to reduce CO2 emissions from industrial assets.
•	Recycling: technologies for converting plastic waste into value-added products.

At the end of 2024, Braskem's portfolio of innovation and technology projects was evaluated as per the Sustainability Index[18]. Projects identified as having a positive impact accounted for 67% of the Sustainability Index. The positive impacts of these initiatives are related to reductions in water and/or energy consumption, chemical safety, greenhouse gas emissions, and circularity. The remaining 33% are neutral, and there are no projects with a negative sustainability score.

Regarding expenses and investments related to innovation and technology, Braskem allocated R$82.7 million in 2024. Through these investments, it was possible to significantly advance infrastructure in the United States, Brazil and Europe, including the completion of the new renewable research center in Lexington, USA. The center, spanning 3,252 square meters, will focus on accelerating innovations in renewable chemical products and sustainable materials, enhancing the Company's expertise in biotechnology, catalysis and process engineering.

The Lexington lab will be able to provide new technologies that will enable Braskem to meet its carbon neutrality objectives and secure the Company's future success in a constantly evolving industry. The work is focused on early developments, with research related to the conversion of bio-based feedstocks, such as sugars, ethanol, vegetable oils, lignin, and cellulose, into sustainable chemicals and materials. The new center will be an important addition to Boston's innovation ecosystem, complementing Braskem's research and development operations in other locations, such as Campinas, Triunfo and Pittsburgh. In addition, resources were acquired that support the entire innovation pipeline, such as laboratory and industrial equipment, as well as the infrastructure necessary for project development.

[18]The Sustainability Index enables the qualitative assessment of I&T projects on five aspects: water, energy, CO2 emissions, chemical safety and circularity.

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In 2024, the Company maintained its partnership with the Countless consortium in Europe, led by Vito NV, to evaluate the first demonstration-scale continuous catalytic hydrogenolysis process for lignin. In addition, the Company has partnered with Lallemand Biofuels & Distilled Spirits (LBDS) to develop renewable chemicals, aiming to find sustainable alternatives to fossil-based products.

Another relevant initiative was the partnership with Petrobras, which resulted in the successful completion of a series of industrial-scale tests to produce Light Refinery Hydrocarbons (LRHs) with renewable content derived from sugarcane ethanol. This project, developed over a 12-month period, aims to create sustainable feedstock for the chemical industry, helping to reduce CO₂ emissions when compared to conventional products.

As part of its ongoing recycling initiatives, the Company has launched new post-consumer recycling (PCR) grades, reinforcing its commitment to eliminating plastic waste. The portfolio now includes PCR resins for flexible and rigid applications, establishing it as the most comprehensive offering on the market today, with a presence in the secondary and primary packaging segments. In addition, significant advancements have been made in technologies focused on catalytic depolymerization. These technologies not only help reduce the carbon footprint but also enable the use of a wide range of plastic feedstock, thereby expanding the possibilities for recycling.

In addition, the Company has established a new partnership with the Netherlands Organization for Applied Scientific Research (TNO) to develop the dissolution recycling technology (Möbius), which is similar to mechanical recycling. This partnership aims to create high-quality polymeric resin from plastic waste, promoting the circular economy and sustainability. Möbius technology uses dissolution to eliminate impurities and generate 100% segregated products, making them ideal for various applications, including food packaging.

Finally, Braskem's Innovation and Technology area continues to invest in the development of innovative solutions for the decarbonization of its operations, in line with its strategy to achieve carbon neutrality by 2050. The decarbonization alternatives under evaluation include Carbon Capture and Utilization (CCU), Carbon Capture and Storage (CCS), equipment electrification, and low-carbon fuels. A notable partnership is with the University of Illinois Chicago (UIC), which seeks to capture CO₂ from gases emitted by industrial operations and convert it into ethylene, as well as other chemicals.

9.	CAPITAL MARKETS & INVESTOR RELATIONS

On December 31, 2024, Braskem’s capital stock amounted to R$8,043,222,080.41, divided into 797,207,834 shares, as shown in the following table. Its common shares, class “A" preferred shares and class

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“B" preferred shares are traded on the Sao Paulo Stock Exchange (B3), under the ticker symbols “BRKM3,” “BRKM5” and “BRKM6,” respectively.

On the New York Stock Exchange (NYSE), its shares are traded through the Level II ADR Program under the ticker “BAK.” On the Madrid Stock Exchange, the shares are traded through the Latibex Program under the ticker “XBRK.”

In 2024, there were no material changes in the ownership structure of the Company, such as capital increases, stock splits, reverse stock splits, bonus shares or capital decreases.

▪	B3 (Level I Corporate Governance) – BRKM5 & BRKM3 STOCK PERFORMANCE[19]

Ibovespa, B3's flagship index, ended 2024 down 10.4%, considering the close on December 30, 2024. The main factors contributing to the index's negative performance were: (i) uncertainties surrounding Brazil's fiscal scenario; (ii) the slowdown of the Chinese economy coupled with external geopolitical uncertainties; and (iii) elevated interest rates in the United States.

The common shares (BRKM3) closed the year quoted at R$12.10 per share, down 44.2% from end-2023. The class "A" preferred shares (BRKM5) also declined, by 47%, in relation to the close of 2023, quoted at R$11.58 per share. The depreciation in Braskem's share prices in 2024 was mainly influenced by: (i) the industry's prolonged downturn exceeding market expectations; (ii) uncertainties regarding the pace of spread recovery in the medium term; (iii) uncertainties concerning the change in the Company's control; and (iv) updates related to the geological event in Alagoas.

In the year, the highest daily gains in the BRKM3 and BRKM5 shares were 13.2% and 15.7%, respectively, in the trading session on March 20, 2024.

In the year, the highest daily losses in the BRKM3 and BRKM5 shares were 11.4% and 14.5%, respectively, in the trading session on May 6, 2024.

The shares BRKM3 registered average daily financial trading volume of R$836,000 in 2023, compared to R$369,000 in 2024, down 55.8%. The stock’s highest quote during the year was R$26.66 per share on March 27, 2024, and its lowest quote was R$12.10 per share on December 30, 2024.

The shares BRKM5 registered average daily financial trading volume of R$94 million in 2023, compared to R$62 million in 2024, down 34.3% The stock’s highest quote during the year was R$27.42 per share on March 27, 2024, and its lowest quote was R$11.55 per share on December 27, 2024.

[19] The prices of BRKM5, BRKM3 and BAK shares, as well as their fluctuations, are adjusted by share-based payments.

[20] The prices of BRKM5, BRKM3 and BAK shares, as well as their fluctuations, are adjusted by share-based payments.

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▪	LEVEL II ADR PROGRAM – New York Stock Exchange (BAK[20])

In 2024, the ADRs representing the class “A" preferred shares registered a decline of 56.2% in relation to 2023. The ADR’s highest quote during the year was R$10.90/ADR, on March 27, 2024, and its lowest quote was R$3.80/ADR, on December 27, 2024. Each Braskem ADR (BAK) corresponds to two class “A” preferred shares issued by the Company.

Braskem's ADR program ended the year with approximately 36 million ADRs, representing approximately 72 million class "A" preferred shares, setting a historical record for the number of ADRs in Braskem's program.

10.	EXTERNAL AUDIT

The Board of Directors selects the Company’s independent auditors and, when the Company contracts services other than external audit from its auditors, it complies with its Policy on Engaging Independent Auditors in order to preserve the auditor’s independence. The Compliance and Statutory Audit Committee (“CCAE”) approves the engagement of Independent Auditors for Extra Audit Services.

Permitted Extra Audit Services are those that fully meet and do not compromise the basic principles of autonomy of Independent Auditors to perform External Audit Services (e.g., not auditing their own work, not performing management functions or creating conflict of interests), which must be confirmed through a letter issued by the Independent Auditors. Extra Audit Services that may threaten the independence to carry out the External Audit Services are not permitted in accordance with the Independent Auditors Hiring Policy.

As per a statement to the market released on January 3, 2023, KPMG Auditores Independentes Ltda was hired to provide audit services for the annual financial statements and review of the Company's quarterly information for the years 2023 to 2025, with regard to compliance with Brazilian legislation and regulations, replacing Grant Thornton Auditores Independentes. Additionally, KPMG Auditores Independentes Ltda will remain responsible for providing independent audit services within the scope of North American legislation and regulations.

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11.	LIST OF ANNEXES

Sales by sector (%) Brazil/South America

11.1 UPDATES ON ALAGOAS

The Company operated, since its formation and subsequently as the successor of the company Salgema, salt mining wells located in Maceió city, Alagoas state, with the purpose of supplying feedstock to its chlor-alkali and dichloroethane plant. In March 2018, an earthquake hit certain districts of Maceió, where the

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wells are located, and cracks were found in buildings and public streets of Pinheiro, Bebedouro, Mutange, and Bom Parto districts.

In May 2019, the Geological Survey of Brazil (“CPRM”) issued a report, indicating that the geological phenomenon identified in certain neighborhoods of the municipality of Maceió, Alagoas, could be related to the rock salt well exploration activities developed by Braskem. The salt mining operation, from this moment on, was fully ended by the Company.

Since then, the Company has been devoting its best efforts to understand the geological event, its possible effects on surfaces, stability of rock salt cavities and in carrying out precautionary measures to ensure public safety. The results arising from the understanding of the geological phenomenon are being shared with the Brazilian National Mining Agency (“ANM”) and other pertinent authorities.

As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including the following agreement in progress:

(i)	Instrument of Agreement to Support the Relocation of People in Risk Areas (“Agreement for Compensation of Residents"), entered into with State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), as updated in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem to the population in the areas of the Civil Defense Map. Following ratification by the courts of the Agreement for Compensation of Residents, the Public-Interest Civil Action for Resident Reparation was dismissed;
(ii)	Instrument of Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as “Agreement for Socio-Environmental Reparation”), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió. Additionally, the agreement provides for the allocation of the amount of R$ 300 for compensation for social damages and collective pain and suffering and for any contingencies related to actions in vacated areas and urban mobility actions. Following ratification by the courts of this agreement, the Public-Interest Civil Action for Socio-environmental Reparation was dismissed;
(iii)	Instrument of Agreement for Implementation of Socioeconomic Measures for the Requalification of the Flexal Area (“Flexal Agreement”) entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022 by the 3rd Federal Court of Maceió, which establishes the adoption of requalification actions in the Flexais region, compensation to the Municipality of Maceió and indemnities to the residents of this location; and
(iv)	Instrument of Global Agreement with the Municipality of Maceió (“Instrument of Global Agreement”) ratified on July 21, 2023 by the 3rd Federal Court of Maceió, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS).

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The Company's Management, based on its assessment and that of its external advisers, taking into account the short and long-term effects of technical studies prepared, available information and the best estimate of expenses for implementing the measures related to the geological event in Alagoas, presents the following changes to the provision in the fiscal years ended December 31, 2024 and 2023:

The total amounts recorded from the beginning of actions related the geological event until the period ending December 31, 2024, are segregated into the following action fronts:

a)            Support for relocation and compensation: Refers to initiatives to support relocation and compensation of the residents, business and real state owners of properties located in the Civil Defense Map (version 4) updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools and public equipment.

These actions have a provision of R$997 million (2023: R$1,353 million) comprising expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation, negotiation of individual agreements for financial compensation and compensation for establishments that require special relocation arrangements.

By January 31, 2025, 99.8% of residents of all residential, commercial and mixed properties had already been relocated. 19,189 proposals were presented (99.9% of the total predicted). Additionally, 19,058 proposals for financial compensation were accepted (99.3% of the total forecast) and 18,978 were paid (98.9% of the total forecast). Under the Financial Compensation and Relocation Support Program (PCF), approximately R$4.2 billion was disbursed from the start of the program until the end of January 2025.

b)           Actions for closing and monitoring the salt cavities, environmental actions and other technical matters: Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing mining areas.

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On December 10, 2023, after an atypical microseismic activity, cavity 18 collapsed. Considering the best technical information available to date, there is an indication that the direct impacts of this occurrence are restricted to the location of this cavity, within the protection area, which has been unoccupied since April 2020.

Additionally, in March 2024, based on the recommendation of specialized consultancies, it was defined that for 6 depressurized cavities, previously classified as Monitoring Group, monitored via sonar on a periodic basis, closure by filling with solid material (sand) proved to be the most appropriate closure method, considering the results of the most recent geomechanical studies.

In December 2024, based on the new recommendation of the expert consulting firm hired by the Company to conduct studies on the planning and closure of the salt cavities, the increase in the provision related to the filling with solid material of the 11 pressurized cavities, indicated in item (iii) below, currently belonging to the Buffering and Pressurization group, was recorded. The actions are planned to start from 2027, if necessary, with execution over several years or decades. These actions were taken from the evolution of knowledge about the long-term stabilization of the cavities, based on the set of monitoring data collected so far, as well as the collapse of cavity 18 and the need to define the definitive closure of the Mine, as provided for in mining legislation.

The closure plan of 35 mining areas currently considers the following:

(i)	18 cavities are expected to be filled with solid material, including 6 cavities that were previously planned to be monitored and 5 that were previously planned to be closed by buffering and that, during 2024, based on the Mine Closure Plan definitions and the recommendation of expert consulting firms, closure by filling with solid material (sand) proved to be the most appropriate closure method. To date, 6 cavities have already been filled (cavities 04, 07, 11, 17, 19 e 25), 4 cavities are in the filling process (cavity 27: 69.1%, cavity 15: 32.1% e cavities 20/21: 33.4% until January 31, 2025) and the remaining 8 cavities are in the preparation and planning activities;
(ii)	6 cavities were naturally filled and, therefore, do not indicate the need for additional measures to date. Cavity 18, which collapsed on December 10, 2023, is currently undergoing technical studies to confirm its natural filling, indicating that filling them with solid material will not be necessary;
(iii)	11 cavities remain within the salt layer and suitable for pressurization. At the end of 2024, the Company, based on the technical note issued by the specialized consultancy, considered the recommendation to fill these pressurized cavities with solid material in the long term, that is, over several years to decades, and after the completion of the current filling plan, in order to achieve a maintenance-free state for the 35 cavities, suitable for the definitive closure of the field.

Note that any need for additional actions is assessed on an ongoing basis by the Company and are based on technical studies prepared by external specialists, whose recommendations may be updated periodically according to the changes in the geological event and knowledge obtained, being submitted to competent authorities and following the execution timeframe agreed under the mine closure plan, which is public and regularly revaluated with ANM. Subsidence is a dynamic process occurring in the area outlined by the priority action lines map and should continue to be monitored during and after the actions envisaged in the closure plan. The results of the monitoring activities will be important to assess the need for potential future actions, with a focus on security and monitoring of stability in the region. Any potential future actions may result in significant additional costs and expenses that may differ from current estimates and provisions.

The provisioned amount of R$2,607 million (2023: R$1,583 million) to implement the actions for closing and monitoring the salt cavities, environmental actions and other technical matters was calculated based on currently known techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may change based on new information, such as: the results of monitoring of the cavities, the progress of implementing the plans to close mining areas, possible changes that may be required in the environmental plan, the monitoring of the ongoing measures and other possible natural alterations.

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Regarding environmental actions, in compliance with the Agreement for Socio-environmental Reparation, Braskem continues implementing the actions established in the environmental plan approved by the MPF and sharing the results of its actions with the authorities As one of the results of the collapse of cavity 18, as agreed in the Socio-Environmental Reparation Agreement, a specialized company is preparing a specific Environmental Diagnosis to evaluate potential impacts caused by the collapse of said cavity. The delivery of the diagnosis is expected for the first half of 2025.

c)            Social and urban measures: Refers to actions to implement social and urban measures under the Agreement for Socio-environmental Reparation signed on December 30, 2020 for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and related to urban mobility. To date, of the 11 projects defined for urban mobility, 6 have already been completed (Sistema Chã da Jaqueira, Ladeira Santa Amélia, Rua Marquês de Abrantes, Via Lateral da Av. Menino Marcelo and Binário da Ladeira do Cálmon and the Intelligent Traffic Light System and Surveillance that are under in assisted operation), 2 are in progress, being that the first stage of the Side Roads of Avenida Durval de Goes Monteiro completed and the remaining projects are in the planning stages. The expectation is to complete all urban mobility actions by 2027. Regarding actions in vacated areas, the overall progress of the Encosta do Mutange Stabilization project is 90%, as of January 31, 2024, and demolition activities in this area have been completed Other actions, such as earthworks, construction of a drainage system, and planting of vegetation cover in the involved area, are ongoing, with completion expected by the first quarter of 2025. Other activities related to emergency demolitions in the areas are proceeding as requested by the DCM and have reached 58% of the total area to be demolished (69% in number of properties). Additionally, the Company continues to take actions to care for the neighborhoods, including property security, waste management, and pest control. Regarding the Social and Urban Action Plan ("PAS"), 48 actions have already been validated with signatories to the agreement, defined based on the social and urban diagnosis carried out by a specialized and independent company, of these, 30 are the responsibility of Braskem and 18 of the municipality of Maceió, covering four areas of action (Social policies and vulnerability reduction; Economic activity, work, and income; Urban and environmental qualification; Preservation of culture and memory). Among the actions in the Culture area three stand out (Cultural Support Program, Cultural Heritage Inventory, and Call for Proposals to Support Culture), continue in execution. The current provision amount is R$1,141 million (2023: R$1,369 million).

d) Additional measures: Refers to actions related to: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) expenses relating to communication, compliance, legal services, etc.; (iii) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (iv) other matters classified as a present obligation for the Company, even if not yet formalized. The current balance of the additional measures described in this item totals R$825 (2023: R$935). Regarding the Urban Integration and Development Project of Flexais, significant progress has been made in the process of compensating residents (Financial Support Program - PAF), with 1,810 proposals submitted (99.5% of the total) and 1,804 payments completed (99.9% of the proposals). The project’s goal is to promote access to essential public services and encourage the local economy of Flexais, aiming to address the socio-economic isolation of the region, of the 23 actions established in the project, 14 have been implemented (12 are ongoing and 2 have been fully completed), 4 are in execution, and 5 are planned to start in the coming months. The balance of additional measures described in this item totals R$825 million (2023: R$935 million).

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; and possible studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, as detailed in item 26.1 (i) of the consolidated and individual Financial Statements as of December 31, 2024, and other new developments in the matter.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, were defined considering the environmental

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diagnosis already prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan was agreed to be part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

On May 21, 2024, the final report of the Parliamentary Investigative Committee ("CPI"), set up by the Senate on December 13, 2023, was approved, with the purpose of investigating the effects of the Company's socio-environmental legal liability related to the geological event in Alagoas. On this date, the aforementioned CPI was declared closed, with the subsequent submission of the final report to the appropriate institutions.

There are also administrative proceedings related to the geological event in Alagoas in progress before the Federal Accounting Court ("TCU") and the Securities and Exchange Commission of Brazil ("CVM"). The Company informs that it has been monitoring the issues and their developments.

In October 2024, the Company has been informed of the conclusion of the Federal Police investigation in Alagoas, which had been ongoing since 2019. The inquiry records were sent to the Prosecution Office for evaluation, which requested additional investigations. The Company reinforces that it has always been at the disposal of the authorities and has been providing all information related to salt mining over the course of the investigation.

The Company has been making progress with local authorities about other indemnification requests to understand them better. Although future disbursements may occur as a result of progress in negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

It is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of infraction or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipality or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated.

Consequently, the Company cannot eliminate the possibility of future developments related to all aspects of the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ significantly from its estimates and provisions.

In February 2023, the Company signed a settlement agreement with the insurance companies related to the claim for the geological event in Alagoas.

For more information, please check explanatory note 23 ("Geological event – Alagoas") of the consolidated and individual Financial Statements as of December 31, 2024.

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11.2 CONSOLIDATED INCOME STATEMENT

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11.4 CONSOLIDATED BALANCE SHEET

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11.5 CONSOLIDATED CASH FLOW

Consolidated Cash Flow R$ million	2024 (A)	2023 (B)	Change (A)/(B)
Profit (Loss) Before Income Tax and Social Contribution	**(17,734)**	**(6,192)**	***186%***
Adjust for Result Restatement			
Depreciation and Amortization	4,950	5,206	-5%
Equity Result	21	(7)	n.a.
Interest, Monetary and Exchange Variation, Net	17,555	2,683	554%
Reversal of provisions	224	(195)	n.a.
Provision of Geological Event in Alagoas	2,122	2,307	-8%
Provision of the leniency agreement	(46)	-	n.a.
Ganho na alienação do controle da Cetrel	(424)	-	n.a.
Loss for impairment of trade accounts receivable and others from clients	(108)	83	n.a.
Loss on sale or property, plant and equipment	213	195	9%
Cash Generation before Working Capital	**6,774**	**4,081**	**66%**
Operating Working Capital Variation			
Financial investments	3,325	(2,279)	n.a.
Account Receivable from Clients	0	72	-100%
Inventories	(181)	1,811	n.a.
Recoverable Taxes	183	282	-35%
Other Account Receivables	426	(216)	n.a.
Suppliers	384	1,950	-80%
Taxes Payable	(311)	(209)	49%
Leniency Agreement	(335)	-	n.a.
Other Provisions	(344)	(476)	-28%
Geological event in Alagoas	(2,051)	(2,686)	-24%
Other Account Payables	(539)	(186)	189%
Operating Cash Flow	**7,331**	**2,144**	**n.a.**
Interest Paid	(4,261)	(3,551)	20%
Income Tax and Social Contribution	(635)	(866)	-27%
Net Cash provided by operating activities	**2,434**	**(2,273)**	**n.a.**
Proceeds from the sale of fixed and intangible assets	56	72	-23%
Proceeds from the sale of investments	203	-	n.a.
Additions to investment in subsidiaries	-	(78)	-100%
Dividends received	17	11	52%
Additions to Fixed and Intangible Assets	(3,760)	(4,530)	-17%
Cash effect of non-current assets held for sale	-	-	n.a.
Net cash used in Investing Activities	**(3,484)**	**(4,524)**	**-23%**
Obtained Borrowings	5,617	10,991	-49%
Payment of Borrowings	(4,994)	(2,155)	132%
Braskem Idesa Debt			
Obtained Borrowings	1,094	1,233	-11%
Payment of Borrowings	(276)	(576)	-52%
Leasing	(1,003)	(1,209)	-17%
Dividends	(6)	(7)	-14%
Loan to non-controlling shareholders of Braskem Idesa	-	-	n.a.
Resoures from non-controlling capital contributions	38	280	0%
Proceeds from the sale of investments of non-controlling interest[1]	-	316	0%
Application of cash in financings	**470**	**8,874**	**-95%**
Exchange variation on cash of foreign subsidiaries	1,380	(356)	n.a.
(Decrease) Increase in Cash and Cash Equivalents	**799**	**1,720**	**-54%**
Represented by			
Cash and Cash Equivalents at The Beginning of The Period	14,187	12,466	*14%*
Cash and Cash Equivalents at The End of The Period	14,986	14,187	6%
(Decrease) Increase in Cash and Cash Equivalents	**799**	**1,720**	**-54%**

[1]In 3Q23, there was an accounting reclassification of the line Resources received from the sale of interest in subsidiaries from Use of cash in investment activities to Cash generation in financing activities referring to 1Q23, which is being adjusted in 1Q23 itself.

58

11.6 BRASKEM IDESA INCOME STATEMENT

59

11.7 BRASKEM IDESA BALANCE SHEET

60

11.8 BRASKEM IDESA CASH FLOW

Braskem Idesa Cash Flow R$ million	2024 (A)	2023 (B)	Change (A)/(B)
Profit (Loss) Before Income Tax and Social Contribution	**(4,912)**	**(1,398)**	***251%***
Adjustments for Reconciliation of Profit (Loss)			
Depreciation and Amortization	1,248	1,190	*5%*
Equity Result	-	-	*n.a.*
Interest, Monetary and Exchange Variation, Net	5,199	444	*1071%*
PIS and COFINS credits - exclusion of ICMS from the calculation base	-	-	*n.a.*
Loss (reversals) for impairment of trade accounts receivable	-	-	*n.a.*
Provision for losses and write-offs of long-lived assets	5	126	*-96%*
Cash Generation before Working Capital	**1,540**	**362**	***325%***
Operating Working Capital Variation			
Account Receivable from Clients	(42)	(23)	*83%*
Inventories	163	210	*-22%*
Recoverable Taxes	(87)	(175)	*-50%*
Other Account Receivables	201	(234)	*n.a.*
Suppliers	119	(188)	*n.a.*
Taxes Payable	55	(91)	*n.a.*
Sundry Provisions	135	69	*96%*
Other Account Payables	330	51	*547%*
Operating Cash Flow	**2,414**	**(19)**	***n.a.***
Interest Paid	(1,017)	(844)	*20%*
Income Tax and Social Contribution	(1)	-	*n.a.*
Net Cash provided by operating activities	**1,396**	**(863)**	***n.a.***
Additions to Fixed and Intangible Assets	(1,878)	(791)	*137%*
Cash used in Investing Activities	**(1,878)**	**(791)**	***137%***
Short-Term and Long-Term Debt			
Obtained Borrowings	-	-	*n.a.*
Payment of Borrowings	-	-	*n.a.*
Braskem Idesa Borrowings			
Borrowings	1,094	1,233	*-11%*
Payment of Borrowings	(276)	(576)	*-52%*
Related Parties Obtained Loan (Payment)	53	(75)	*n.a.*
Leasing	(224)	(251)	*-11%*
Dividends	-	-	*n.a.*
Proceeds received from the sale of investments[1]	-	316	*-100%*
Participação de acionistas não controladores	(93)	280	*n.a.*
Cash Generated (Used) in Financing Activities	**554**	**927**	***-40%***
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	86	105	*-18%*
Cash and Cash Equivalents Generation (Aplication)	**158**	**(622)**	***n.a.***
Represented by			
Cash and Cash Equivalents at The Beginning of The Period	1,562	2,184	*-28%*
Cash and Cash Equivalents at The End of The Period	1,720	1,562	*10%*
(Decrease) Increase in Cash and Cash Equivalents	**158**	**(622)**	***n.a.***

[1]In 3Q23, there was an accounting reclassification of the line Resources received from the sale of interest in subsidiaries from Use of cash in investment activities to Cash generation in financing activities referring to 1Q23, which is being adjusted in 1Q23 itself.

61

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.